Fidelity INVESTMENTS

November 10, 2016

U.S. Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20543

Re: Fidelity Select Portfolios, Variable Insurance Products Fund IV, Fidelity Advisor Series VII, Fidelity Covington Trust
Rule 17g Compliance Filing
Fidelity Bond Coverage Period: August 1, 2016 – August 1, 2017

To Whom It May Concern,

In compliance with Rule 17g, we submit herewith the following:

1. Resolution of a majority of the Independent Trustees approving the amount, type, form and coverage of the bond, at a meeting of the Board of Trustees held July 27, 2016.
2. Copy of the current Fidelity Bond, effective August 1, 2016 – August 1, 2017.
3. Statement as to the period for which premiums have been paid (for subject bond coverage).
4. Copy of the Fidelity Bond Insurance Recovery Agreement.
5. Statement showing the amount of the single bond which the individual trusts would have to maintain if they were not named as insureds under a joint insured bond.

Sincerely,

Jason Duffy
Vice President
Fidelity Insurance & Risk Management

Enc.

Board Resolution

(Excerpt from the minutes of July 27, 2016 Board of Trustees meeting for the Fidelity Select Portfolios, Variable Insurance Products Fund IV, Fidelity Advisor Series VII, and Fidelity Covington Trust)

After further discussion, upon motion duly made and seconded, and by vote of a majority of those Trustees who are not "interested persons" of the Trust as defined in the Investment Company Act of 1940, it was unanimously

VOTED: That the Fund's joint participation in a fidelity bond required by Rule 17g-1 under the 1940 Act (the "Fidelity Bond") for the period August 1, 2016 to August 1, 2017, as detailed in the July 12, 2016 Board memorandum, be, and it hereby is, approved, the full Board and the Independent Trustees having determined such Fidelity Bond to be reasonable in form and amount, taking into consideration factors deemed relevant, including, among others, the value of the aggregate assets of the Fund to which any covered person may have access, the type and terms of the arrangements for the custody and safekeeping of such assets, and the nature of the securities in the Fund's portfolio; and that the officers of the Fund be, and they hereby are, authorized to take all appropriate steps to place said Fidelity Bond coverage, subject to review of the form by counsel to the Fund and counsel to the Independent Trustees.

FURTHER VOTED: That the portion of the total premium to be paid by the Fund for the Fidelity Bond be, and it hereby is, approved, the full Board and the Independent Trustees having considered factors deemed relevant, including, among others, the number of other parties named as insured, the nature of the business activities of such other parties, the amount of the Fidelity Bond, the amount of the premium for such Fidelity Bond, the ratable allocation of the premium among all parties named as insureds, and the extent to which the share of the premium allocated to the Fund is less than the premium it would have had to pay if it had provided and maintained a single insured bond.

FURTHER VOTED: That the Sector Portfolios Fidelity Bond Insurance Recovery Agreement for the Funds and any future Fund of the Trusts, substantially in the form as provided in the July 12, 2016 Board memorandum, be, and it hereby is, approved.

FURTHER VOTED: That Adrien Deberghes and any additional party the Fund's Treasurer should designate be, and they hereby are, authorized and directed to execute the Sector Portfolios Fidelity Bond Insurance Recovery Agreement substantially in the form as provided in the July 12, 2016 Board memorandum on behalf of the Funds and any future Fund of the Trusts.

FURTHER
VOTED: That Jason Duffy and any additional party the Fund's Treasurer should designate be, and they hereby are, designated as the individuals responsible for making all necessary filings and giving notices with respect to said Fidelity Bond required by Paragraph (g) of Rule 17(g)-1 under the 1940 Act.

FURTHER
VOTED: That the Fund's joint participation in, and the terms and costs of, a directors and officers/errors and omissions joint liability insurance policy and an "excess" Independent Trustee management liability policy (together, the "E&O/D&O Policy") for the period August 1, 2016 to August 1, 2017, as detailed in the July 12, 2016 Board memorandum, be, and they hereby are, approved, it having been determined by the full Board and the Independent Trustees that the Fund's participation in the E&O/D&O Policy is in the best interests of the Fund and that the premium to be allocated to the Fund, based upon the proportionate share of the sum of the premiums that would have been paid if such E&O/D&O Policy were purchased separately, is fair and reasonable to the Fund; and that the officers of the Fund be, and they hereby are, authorized to take all appropriate steps to place said E&O/D&O Policy established under the insurance program, subject to review of the form of policy by counsel to the Fund and counsel to the Independent Trustees.

FURTHER
VOTED: That the portion of the total premium to be paid by the Fund for the E&O/D&O Policy be, and it hereby is, approved.

FURTHER
VOTED: That Jason Duffy and any additional party the Fund's Treasurer should designate be, and they hereby are, authorized and directed to execute and deliver such documents and to take such actions in the name of the Fund, or on its behalf, as they may determine to be necessary or desirable in connection with the furtherance of the foregoing resolutions.

SECTOR PORTFOLIOS FIDELITY BOND INSURANCE RECOVERY AGREEMENT

This Sector Portfolios Fidelity Bond Insurance Recovery Allocation Agreement, dated September 12, 2016 (the "Agreement"), by each Fidelity Sector Portfolio identified in the fidelity bond insurance policy (the "Policy") and all future portfolios overseen by the Sector Portfolios Board of Trustees that may be added to the Policy (the "Portfolio Insureds"), and any past, present or future duly elected or appointed director, officer, trustee (other than a bankruptcy or liquidator's trustee), observer, governor, management committee member, member of a Board of Managers or a management board, or member of a Board of Trustees, including a trustee who is not an "interested person" of a Portfolio Insured, as defined under the Investment Company Act of 1940 (the "1940 Act"), Advisory Board member, or, if operating outside the United States, any past, present and future person in a duly elected or appointed position that is equivalent to a position listed above (collectively, the "Executives").

WITNESSETH:

WHEREAS, the Portfolio Insureds are and will be named as joint insureds on a fidelity bond ("Bond") that provides combined coverage;

WHEREAS, Rule 17g-1 under the Investment Company Act of 1940 ("Rule 17g-1") requires that in the case of a joint Bond there shall be an agreement among all insureds to the effect that in the event recovery is received under such a Bond as a result of a loss sustained by a registered management investment company and one or more other insureds, the registered management investment company shall receive an equitable and proportionate share of the recovery, at least equal to the amount which it would have received had it provided and maintained a single insured Bond with the minimum coverage required by Rule 17g-1(d)(l);

NOW, THEREFORE, the parties agree, subject to the terms and conditions of the Policy, as follows:

1. Allocation of Recovery of Bond Claims Among Portfolio Insureds.

(a) Each individual Portfolio Insured shall initially receive not less than the lesser of an amount of the recovery equal to the amount of the minimum amount of Bond coverage each individual Portfolio Insured would have been required to maintain as of the date any such loss is sustained under a single insurance Bond as required by Rule 17g-l(d)(l) or the amount of the actual losses of each individual Portfolio Insured.

(b) Each individual Portfolio Insured seeking recovery amounts from the insurer(s) of the Policy in excess of the minimum amount of Bond coverage it would have been required to maintain as of the date any such loss is sustained under a single Bond as required by Rule 17g-l(d)(l) shall recover such excess amounts in full as long as the remaining aggregate policy limit is sufficient to provide all other Portfolio Insureds with the minimum amount of Bond coverage as required by Rule 17g-l(d)(l). If multiple Portfolio Insureds seek recovery amounts from the insurer(s) that issued the Bond in excess of their respective minimum coverages, as required by Rule 17g-1(d)(l), and the remaining aggregate Bond limit is not sufficient to pay all such

amounts in full, such Portfolio Insureds shall share in any remaining amount of available aggregate Bond limit on the basis of the minimum amount of insurance coverage that each individual Portfolio Insured would have been required to maintain as of the date any such loss is sustained as required by Rule 17g-l(d)(l) as a percentage of the total amount of minimum insurance coverage required by Rule 17g-1(d)(1) for all Portfolio Insureds seeking claim recovery amounts in excess of the minimum amount of insurance coverage required pursuant to Rule 17g-l(d)(l), provided, of course, that no Portfolio Insured recovers more than its actual losses.

(c) The allocation of recovery among Portfolio Insureds shall be subject to the requirements of Rule 17g-l, including maintaining the minimum amount of insurance coverage for each individual Portfolio Insured.

2. Notice. Notice is hereby given that the obligations of this Agreement are not binding upon any such Executive or shareholder individually, but are binding only upon the assets and the property of each Portfolio Insured's respective portfolios.

3. Entire Agreement. This Agreement constitutes the entire understanding and agreement among the parties hereto, with respect to the subject matter hereof, and accordingly supersedes, as of the date of this Agreement, any other agreement heretofore in effect among the parties, including, with regard to the Portfolio Insureds only, the Fidelity Bond Insurance Recovery Agreement dated April 2, 2004.

4. Choice of Law. In all instances this agreement shall be construed in accordance with and governed by the laws of The Commonwealth of Massachusetts, in each case without giving effect to principles of conflicts of law.

IN WITNESS WHEREOF, the undersigned has caused this Agreement to be executed and delivered on September 12, 2016.

Portfolio Insureds

By: ______________________
Name: Adrien Deberghes
Title: Treasurer, Fidelity Sector Portfolios

Premium Payment Statement

I, Jason Duffy, under authority of the Fidelity Select Portfolios, Variable Insurance Products Fund IV, Fidelity Advisor Series VII, and Fidelity Covington Trust, do hereby attest that the following statement is true and accurate:

The Fidelity Select Portfolios, Variable Insurance Products Fund IV, Fidelity Advisor Series VII, and Fidelity Covington Trust Blanket Bond coverage for the mutual funds is effective and premiums have been paid for the period August 1, 2016 – August 1, 2017.

Jason Duffy
Vice President, Insurance & Risk Management
FMR LLC

11-10-2016
Date

Joint Insured Statement

I, Jason Duffy, Vice President, Insurance & Risk Management, do hereby attest that the following statement is true and accurate:

The amount of the single insured bond which each trust would have to maintain if they were not named as insureds under a joint insured bond is reflected in the attached report.

Jason Duffy
Vice President, Insurance & Risk Management
FMR LLC

11.10.2016
Date

Fidelity Advisor Series VII	Fidelity Advisor Biotechnology Fund: Class A	$1,017,024,976	Greenbook Sector	Bond Need
Fidelity Advisor Series VII	Fidelity Advisor Biotechnology Fund: Class B	$3,432,928	Greenbook Sector	
Fidelity Advisor Series VII	Fidelity Advisor Biotechnology Fund: Class C	$607,951,218	Greenbook Sector	
Fidelity Advisor Series VII	Fidelity Advisor Biotechnology Fund: Class I	$816,785,673	Greenbook Sector	
Fidelity Advisor Series VII	Fidelity Advisor Biotechnology Fund: Class T	$123,528,643	Greenbook Sector	
Fidelity Advisor Series VII	Fidelity Advisor Communications Equipment Fund: Class A	$4,375,552	Greenbook Sector	
Fidelity Advisor Series VII	Fidelity Advisor Communications Equipment Fund: Class B	$198,727	Greenbook Sector	
Fidelity Advisor Series VII	Fidelity Advisor Communications Equipment Fund: Class C	$2,472,904	Greenbook Sector	
Fidelity Advisor Series VII	Fidelity Advisor Communications Equipment Fund: Class I	$1,046,103	Greenbook Sector	
Fidelity Advisor Series VII	Fidelity Advisor Communications Equipment Fund: Class T	$3,486,146	Greenbook Sector	
Fidelity Advisor Series VII	Fidelity Advisor Consumer Discretionary Fund: Class A	$150,589,566	Greenbook Sector	
Fidelity Advisor Series VII	Fidelity Advisor Consumer Discretionary Fund: Class B	$1,023,777	Greenbook Sector	
Fidelity Advisor Series VII	Fidelity Advisor Consumer Discretionary Fund: Class C	$67,116,492	Greenbook Sector	
Fidelity Advisor Series VII	Fidelity Advisor Consumer Discretionary Fund: Class I	$95,203,858	Greenbook Sector	
Fidelity Advisor Series VII	Fidelity Advisor Consumer Discretionary Fund: Class T	$28,381,778	Greenbook Sector	

Fidelity Advisor Series VII	Fidelity Advisor Electronics Fund: Class A	$31,123,258	Greenbook Sector	
Fidelity Advisor Series VII	Fidelity Advisor Electronics Fund: Class B	$259,126	Greenbook Sector	
Fidelity Advisor Series VII	Fidelity Advisor Electronics Fund: Class C	$19,445,701	Greenbook Sector	
Fidelity Advisor Series VII	Fidelity Advisor Electronics Fund: Class I	$17,958,816	Greenbook Sector	
Fidelity Advisor Series VII	Fidelity Advisor Electronics Fund: Class T	$9,343,838	Greenbook Sector	
Fidelity Advisor Series VII	Fidelity Advisor Energy Fund: Class A	$297,931,350	Greenbook Sector	
Fidelity Advisor Series VII	Fidelity Advisor Energy Fund: Class B	$4,600,281	Greenbook Sector	
Fidelity Advisor Series VII	Fidelity Advisor Energy Fund: Class C	$186,424,971	Greenbook Sector	
Fidelity Advisor Series VII	Fidelity Advisor Energy Fund: Class I	$153,430,441	Greenbook Sector	
Fidelity Advisor Series VII	Fidelity Advisor Energy Fund: Class T	$139,906,672	Greenbook Sector	
Fidelity Advisor Series VII	Fidelity Advisor Financial Services Fund: Class A	$96,522,132	Greenbook Sector	
Fidelity Advisor Series VII	Fidelity Advisor Financial Services Fund: Class B	$2,235,800	Greenbook Sector	
Fidelity Advisor Series VII	Fidelity Advisor Financial Services Fund: Class C	$48,311,824	Greenbook Sector	
Fidelity Advisor Series VII	Fidelity Advisor Financial Services Fund: Class I	$29,465,050	Greenbook Sector	
Fidelity Advisor Series VII	Fidelity Advisor Financial Services Fund: Class T	$29,969,343	Greenbook Sector	
Fidelity Advisor Series VII	Fidelity Advisor Health Care Fund: Class A	$1,101,075,092	Greenbook Sector	
Fidelity Advisor Series VII	Fidelity Advisor Health Care Fund: Class B	$6,731,092	Greenbook Sector	

Fidelity Advisor Series VII	Fidelity Advisor Health Care Fund: Class C	$642,101,094	Greenbook Sector	
Fidelity Advisor Series VII	Fidelity Advisor Health Care Fund: Class I	$552,924,891	Greenbook Sector	
Fidelity Advisor Series VII	Fidelity Advisor Health Care Fund: Class T	$272,047,426	Greenbook Sector	
Fidelity Advisor Series VII	Fidelity Advisor Industrials Fund: Class A	$281,309,445	Greenbook Sector	
Fidelity Advisor Series VII	Fidelity Advisor Industrials Fund: Class B	$4,020,036	Greenbook Sector	
Fidelity Advisor Series VII	Fidelity Advisor Industrials Fund: Class C	$115,456,096	Greenbook Sector	
Fidelity Advisor Series VII	Fidelity Advisor Industrials Fund: Class I	$136,107,851	Greenbook Sector	
Fidelity Advisor Series VII	Fidelity Advisor Industrials Fund: Class T	$78,770,288	Greenbook Sector	
Fidelity Advisor Series VII	Fidelity Advisor Real Estate Fund: Class A	$337,677,898	Greenbook Sector	
Fidelity Advisor Series VII	Fidelity Advisor Real Estate Fund: Class B	$2,966,339	Greenbook Sector	
Fidelity Advisor Series VII	Fidelity Advisor Real Estate Fund: Class C	$78,711,656	Greenbook Sector	
Fidelity Advisor Series VII	Fidelity Advisor Real Estate Fund: Class I	$379,280,399	Greenbook Sector	
Fidelity Advisor Series VII	Fidelity Advisor Real Estate Fund: Class T	$181,808,565	Greenbook Sector	
Fidelity Advisor Series VII	Fidelity Advisor Technology Fund: Class A	$465,689,518	Greenbook Sector	
Fidelity Advisor Series VII	Fidelity Advisor Technology Fund: Class B	$5,986,395	Greenbook Sector	

Fidelity Advisor Series VII	Fidelity Advisor Technology Fund: Class C	$145,511,452	Greenbook Sector	
Fidelity Advisor Series VII	Fidelity Advisor Technology Fund: Class I	$714,784,021	Greenbook Sector	
Fidelity Advisor Series VII	Fidelity Advisor Technology Fund: Class T	$198,922,016	Greenbook Sector	
Fidelity Advisor Series VII	Fidelity Advisor Utilities Fund: Class A	$156,695,146	Greenbook Sector	
Fidelity Advisor Series VII	Fidelity Advisor Utilities Fund: Class B	$1,721,273	Greenbook Sector	
Fidelity Advisor Series VII	Fidelity Advisor Utilities Fund: Class C	$60,125,295	Greenbook Sector	
Fidelity Advisor Series VII	Fidelity Advisor Utilities Fund: Class I	$53,782,000	Greenbook Sector	
Fidelity Advisor Series VII	Fidelity Advisor Utilities Fund: Class T	$47,439,475	Greenbook Sector	
Fidelity Advisor Series VII Total		$10,011,191,703	2500000	$2,500,000
Fidelity Covington Trust	Fidelity MSCI Consumer Discretionary Index ETF	$257,688,590	Greenbook Sector	
Fidelity Covington Trust	Fidelity MSCI Consumer Staples Index ETF	$283,259,346	Greenbook Sector	
Fidelity Covington Trust	Fidelity MSCI Energy Index ETF	$333,633,892	Greenbook Sector	
Fidelity Covington Trust	Fidelity MSCI Financials Index ETF	$222,564,115	Greenbook Sector	
Fidelity Covington Trust	Fidelity MSCI Health Care Index ETF	$571,111,763	Greenbook Sector	
Fidelity Covington Trust	Fidelity MSCI Industrials Index ETF	$142,085,489	Greenbook Sector	
Fidelity Covington Trust	Fidelity MSCI Information Technology Index ETF	$380,213,618	Greenbook Sector	
Fidelity Covington Trust	Fidelity MSCI Materials Index ETF	$50,382,930	Greenbook Sector	
Fidelity Covington Trust	Fidelity MSCI Real Estate Index ETF	$53,927,868	Greenbook Sector	
Fidelity Covington Trust	Fidelity MSCI Telecommunication Services Index ETF	$152,433,119	Greenbook Sector	
Fidelity Covington Trust	Fidelity MSCI Utilities Index ETF	$256,062,141	Greenbook Sector	
Fidelity Covington Trust Total		$2,703,362,871	1900000	$1,900,000

Fidelity Select Portfolios	Select Portfolios: Air Transportation Portfolio	$358,117,631	Greenbook Sector	
Fidelity Select Portfolios	Select Portfolios: Automotive Portfolio	$74,635,436	Greenbook Sector	
Fidelity Select Portfolios	Select Portfolios: Banking Portfolio	$596,895,064	Greenbook Sector	
Fidelity Select Portfolios	Select Portfolios: Biotechnology Portfolio	$9,957,957,268	Greenbook Sector	
Fidelity Select Portfolios	Select Portfolios: Brokerage and Investment Management Portfolio	$335,649,419	Greenbook Sector	
Fidelity Select Portfolios	Select Portfolios: Chemicals Portfolio	$1,144,300,342	Greenbook Sector	
Fidelity Select Portfolios	Select Portfolios: Communications Equipment Portfolio	$180,258,051	Greenbook Sector	
Fidelity Select Portfolios	Select Portfolios: Computers Portfolio	$420,767,924	Greenbook Sector	
Fidelity Select Portfolios	Select Portfolios: Construction and Housing Portfolio	$494,448,126	Greenbook Sector	
Fidelity Select Portfolios	Select Portfolios: Consumer Discretionary Portfolio	$1,179,906,400	Greenbook Sector	
Fidelity Select Portfolios	Select Portfolios: Consumer Finance Portfolio	$90,082,089	Greenbook Sector	
Fidelity Select Portfolios	Select Portfolios: Consumer Staples Portfolio	$2,118,294,899	Greenbook Sector	
Fidelity Select Portfolios	Select Portfolios: Defense and Aerospace Portfolio	$923,291,956	Greenbook Sector	
Fidelity Select Portfolios	Select Portfolios: Electronics Portfolio	$1,474,210,842	Greenbook Sector	
Fidelity Select Portfolios	Select Portfolios: Energy Portfolio	$2,173,622,919	Greenbook Sector	
Fidelity Select Portfolios	Select Portfolios: Energy Service Portfolio	$493,685,516	Greenbook Sector	
Fidelity Select Portfolios	Select Portfolios: Environment and Alternative Energy Portfolio	$79,915,247	Greenbook Sector	
Fidelity Select Portfolios	Select Portfolios: Fidelity Advisor Consumer Staples Fund: Class A	$511,743,497	Greenbook Sector	

Fidelity Select Portfolios	Select Portfolios: Fidelity Advisor Consumer Staples Fund: Class B	$6,674,665	Greenbook Sector	
Fidelity Select Portfolios	Select Portfolios: Fidelity Advisor Consumer Staples Fund: Class C	$275,468,767	Greenbook Sector	
Fidelity Select Portfolios	Select Portfolios: Fidelity Advisor Consumer Staples Fund: Class I	$247,519,379	Greenbook Sector	
Fidelity Select Portfolios	Select Portfolios: Fidelity Advisor Consumer Staples Fund: Class T	$84,186,693	Greenbook Sector	
Fidelity Select Portfolios	Select Portfolios: Fidelity Advisor Gold Fund: Class A	$62,645,952	Greenbook Sector	
Fidelity Select Portfolios	Select Portfolios: Fidelity Advisor Gold Fund: Class B	$1,321,492	Greenbook Sector	
Fidelity Select Portfolios	Select Portfolios: Fidelity Advisor Gold Fund: Class C	$59,402,743	Greenbook Sector	
Fidelity Select Portfolios	Select Portfolios: Fidelity Advisor Gold Fund: Class I	$56,752,244	Greenbook Sector	
Fidelity Select Portfolios	Select Portfolios: Fidelity Advisor Gold Fund: Class T	$19,427,117	Greenbook Sector	
Fidelity Select Portfolios	Select Portfolios: Fidelity Advisor International Real Estate Fund: Class A	$14,705,993	Greenbook Sector	
Fidelity Select Portfolios	Select Portfolios: Fidelity Advisor International Real Estate Fund: Class B	$91,704	Greenbook Sector	
Fidelity Select Portfolios	Select Portfolios: Fidelity Advisor International Real Estate Fund: Class C	$6,032,471	Greenbook Sector	
Fidelity Select Portfolios	Select Portfolios: Fidelity Advisor International Real Estate Fund: Class I	$90,997,284	Greenbook Sector	
Fidelity Select Portfolios	Select Portfolios: Fidelity Advisor International Real Estate Fund: Class T	$4,510,727	Greenbook Sector	
Fidelity Select Portfolios	Select Portfolios: Fidelity Advisor Materials Fund: Class A	$216,258,532	Greenbook Sector	

Fidelity Select Portfolios	Select Portfolios: Fidelity Advisor Materials Fund: Class B	$3,071,520	Greenbook Sector	
Fidelity Select Portfolios	Select Portfolios: Fidelity Advisor Materials Fund: Class C	$70,769,334	Greenbook Sector	
Fidelity Select Portfolios	Select Portfolios: Fidelity Advisor Materials Fund: Class I	$330,408,642	Greenbook Sector	
Fidelity Select Portfolios	Select Portfolios: Fidelity Advisor Materials Fund: Class T	$32,582,489	Greenbook Sector	
Fidelity Select Portfolios	Select Portfolios: Fidelity Advisor Telecommunications Fund: Class A	$21,551,206	Greenbook Sector	
Fidelity Select Portfolios	Select Portfolios: Fidelity Advisor Telecommunications Fund: Class B	$274,567	Greenbook Sector	
Fidelity Select Portfolios	Select Portfolios: Fidelity Advisor Telecommunications Fund: Class C	$9,245,539	Greenbook Sector	
Fidelity Select Portfolios	Select Portfolios: Fidelity Advisor Telecommunications Fund: Class I	$7,681,611	Greenbook Sector	
Fidelity Select Portfolios	Select Portfolios: Fidelity Advisor Telecommunications Fund: Class T	$10,913,985	Greenbook Sector	
Fidelity Select Portfolios	Select Portfolios: Fidelity International Real Estate Fund	$337,490,663	Greenbook Sector	
Fidelity Select Portfolios	Select Portfolios: Fidelity Real Estate Investment Portfolio	$4,822,293,872	Greenbook Sector	
Fidelity Select Portfolios	Select Portfolios: Fidelity Telecom and Utilities Fund	$1,008,597,885	Greenbook Sector	
Fidelity Select Portfolios	Select Portfolios: Financial Services Portfolio	$1,098,548,095	Greenbook Sector	
Fidelity Select Portfolios	Select Portfolios: Gold Portfolio	$1,173,290,590	Greenbook Sector	
Fidelity Select Portfolios	Select Portfolios: Health Care Portfolio	$7,394,335,531	Greenbook Sector	
Fidelity Select Portfolios	Select Portfolios: Industrial Equipment Portfolio	$178,259,248	Greenbook Sector	

Fidelity Select Portfolios	Select Portfolios: Industrials Portfolio	$1,073,746,039	Greenbook Sector	
Fidelity Select Portfolios	Select Portfolios: Insurance Portfolio	$498,930,297	Greenbook Sector	
Fidelity Select Portfolios	Select Portfolios: IT Services Portfolio	$2,036,790,589	Greenbook Sector	
Fidelity Select Portfolios	Select Portfolios: Leisure Portfolio	$440,461,264	Greenbook Sector	
Fidelity Select Portfolios	Select Portfolios: Materials Portfolio	$773,618,055	Greenbook Sector	
Fidelity Select Portfolios	Select Portfolios: Medical Equipment and Systems Portfolio	$1,993,797,765	Greenbook Sector	
Fidelity Select Portfolios	Select Portfolios: Multimedia Portfolio	$597,098,822	Greenbook Sector	
Fidelity Select Portfolios	Select Portfolios: Natural Gas Portfolio	$312,052,737	Greenbook Sector	
Fidelity Select Portfolios	Select Portfolios: Natural Resources Portfolio	$620,135,791	Greenbook Sector	
Fidelity Select Portfolios	Select Portfolios: Pharmaceuticals Portfolio	$1,614,808,920	Greenbook Sector	
Fidelity Select Portfolios	Select Portfolios: Retailing Portfolio	$2,052,669,409	Greenbook Sector	
Fidelity Select Portfolios	Select Portfolios: Select Health Care Services Portfolio	$872,516,263	Greenbook Sector	
Fidelity Select Portfolios	Select Portfolios: Select Software and IT Services Portfolio	$3,214,388,324	Greenbook Sector	
Fidelity Select Portfolios	Select Portfolios: Technology Portfolio	$2,998,324,613	Greenbook Sector	
Fidelity Select Portfolios	Select Portfolios: Telecommunications Portfolio	$811,119,036	Greenbook Sector	
Fidelity Select Portfolios	Select Portfolios: Transportation Portfolio	$449,334,136	Greenbook Sector	
Fidelity Select Portfolios	Select Portfolios: Utilities Portfolio	$959,568,365	Greenbook Sector	
Fidelity Select Portfolios	Select Portfolios: Wireless Portfolio	$219,520,152	Greenbook Sector	
Fidelity Select Portfolios Total		$61,791,973,743	2500000	
Variable Insurance Products Fund IV	VIP: Consumer Discretionary Portfolio: Initial Class	$34,642,300	Greenbook Sector	
Variable Insurance Products Fund IV	VIP: Consumer Discretionary Portfolio: Investor Class	$149,604,389	Greenbook Sector	

Variable Insurance Products Fund IV	VIP: Consumer Staples Portfolio: Initial Class	$38,748,606	Greenbook Sector	
Variable Insurance Products Fund IV	VIP: Consumer Staples Portfolio: Investor Class	$264,408,527	Greenbook Sector	
Variable Insurance Products Fund IV	VIP: Energy Portfolio: Initial Class	$46,470,259	Greenbook Sector	
Variable Insurance Products Fund IV	VIP: Energy Portfolio: Investor Class	$105,677,269	Greenbook Sector	
Variable Insurance Products Fund IV	VIP: Energy Portfolio: Service Class 2	$103,780,269	Greenbook Sector	
Variable Insurance Products Fund IV	VIP: Financial Services Portfolio: Initial Class	$17,178,361	Greenbook Sector	
Variable Insurance Products Fund IV	VIP: Financial Services Portfolio: Investor Class	$78,318,144	Greenbook Sector	
Variable Insurance Products Fund IV	VIP: Health Care Portfolio: Initial Class	$174,096,489	Greenbook Sector	
Variable Insurance Products Fund IV	VIP: Health Care Portfolio: Investor Class	$671,382,602	Greenbook Sector	
Variable Insurance Products Fund IV	VIP: Industrials Portfolio: Initial Class	$35,173,773	Greenbook Sector	
Variable Insurance Products Fund IV	VIP: Industrials Portfolio: Investor Class	$113,718,411	Greenbook Sector	
Variable Insurance Products Fund IV	VIP: Materials Portfolio: Initial Class	$10,831,030	Greenbook Sector	
Variable Insurance Products Fund IV	VIP: Materials Portfolio: Investor Class	$38,417,405	Greenbook Sector	
Variable Insurance Products Fund IV	VIP: Real Estate Portfolio: Initial Class	$104,494,927	Greenbook Sector	
Variable Insurance Products Fund IV	VIP: Real Estate Portfolio: Investor Class	$232,984,544	Greenbook Sector	
Variable Insurance Products Fund IV	VIP: Real Estate Portfolio: Service Class	$4,436,775	Greenbook Sector	

Variable Insurance Products Fund IV	VIP: Real Estate Portfolio: Service Class 2	$201,189,625	Greenbook Sector	
Variable Insurance Products Fund IV	VIP: Technology Portfolio: Initial Class	$64,969,091	Greenbook Sector	
Variable Insurance Products Fund IV	VIP: Technology Portfolio: Investor Class	$220,608,952	Greenbook Sector	
Variable Insurance Products Fund IV	VIP: Telecommunications Portfolio: Initial Class	$8,598,977	Greenbook Sector	
Variable Insurance Products Fund IV	VIP: Telecommunications Portfolio: Investor Class	$38,562,853	Greenbook Sector	
Variable Insurance Products Fund IV	VIP: Utilities Portfolio: Initial Class	$30,142,835	Greenbook Sector	
Variable Insurance Products Fund IV	VIP: Utilities Portfolio: Investor Class	$85,142,228	Greenbook Sector	
Variable Insurance Products Fund IV Total		$2,873,578,641		$1,900,000

Total Bond Need Q1 2016 $8,800,000

PREMIUM BILL

Insured: FIDELITY SELECT PORTFOLIOS

Date: September 8, 2016

Producer: WILLIS OF MASSACHUSETTS, INC.

Company: FEDERAL INSURANCE COMPANY

THIS BILLING IS TO BE ATTACHED TO AND FORM PART OF THE BOND REFERENCED BELOW.

NOTE: PLEASE RETURN THIS BILL WITH REMITTANCE AND NOTE HEREON ANY CHANGES. BILL WILL BE RECEIPTED AND RETURNED TO YOU PROMPTLY UPON REQUEST.

PLEASE REMIT TO PRODUCER INDICATED ABOVE. PLEASE REFER TO:

EFFECTIVE DATE	BOND NUMBER	COVERAGE		PREMIUM
August 1, 2016	82209617	RENEWAL - ICAP BOND		
To				
August 1, 2017				
0% Commission				
			TOTAL	

WILLIS OF MASSACHUSETTS, INC.
ATTN: MARY COUGHLIN
THREE COPLEY PL, STE 300
BOSTON, MA 02116

INSURED: FIDELITY SELECT PORTFOLIOS

PRODUCT: ***DFIBond***

POLICY NO: 82209617

TRANSACTION: RENL

POLICYHOLDER
DISCLOSURE NOTICE OF
TERRORISM INSURANCE COVERAGE

(for policies with no terrorism exclusion or sublimit)
Insuring Company: FEDERAL INSURANCE COMPANY

You are hereby notified that, under the Terrorism Risk Insurance Act (the "Act"), this policy makes available to you insurance for losses arising out of certain acts of terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 85% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage. Beginning in 2016, the Federal share will be reduced by 1% per year until it reaches 80%, where it will remain.

However, if aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a calendar year, the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion.

If aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a calendar year and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

The portion of your policy's annual premium that is attributable to insurance for such acts of terrorism is: $ **-0-.**

If you have any questions about this notice, please contact your agent or broker.

IMPORTANT NOTICE TO POLICYHOLDERS

All of the members of the Chubb Group of Insurance companies doing business in the United States (hereinafter "Chubb") distribute their products through licensed insurance brokers and agents ("producers"). Detailed information regarding the types of compensation paid by Chubb to producers on US insurance transactions is available under the Producer Compensation link located at the bottom of the page at www.chubb.com, or by calling 1-866-588-9478. Additional information may be available from your producer.

Thank you for choosing Chubb.

Important Notice:

The SEC Requires Proof of Your Fidelity Insurance Policy

Your company is now required to file an electronic copy of your fidelity insurance coverage (Chubb's ICAP Bond policy) to the Securities and Exchange Commission (SEC), according to rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your agent/broker with an electronic copy of your insurance policy as well as instructions on how to submit this proof of fidelity insurance coverage to the SEC. You can expect to receive this information from your agent/broker shortly.

The electronic copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and conditions of coverage as set forth in the paper policy you receive by mail. The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.

Chubb Group of Insurance Companies

15 Mountain View Road, Warren, New Jersey 07059

DECLARATIONS
FINANCIAL INSTITUTION INVESTMENT COMPANY ASSET PROTECTION BOND

NAME OF ASSURED (including its **Subsidiaries**):

FIDELITY SELECT PORTFOLIOS
C/O FMR, LLC

BOSTON, MA 02210

Bond Number: 82209617

FEDERAL INSURANCE COMPANY
Incorporated under the laws of Indiana
a stock insurance company herein called the COMPANY

Capital Center, 251 North Illinois, Suite 1100
Indianapolis, IN 46204-1927

ITEM 1. BOND PERIOD: from 12:01 a.m. on August 1, 2016
to 12:01 a.m. on August 1, 2017

ITEM 2. LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:

If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference shall be deemed to be deleted. **There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.**

	INSURING CLAUSE	SINGLE LOSS LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT
1.	Employee	$ 8,800,000	$ 0
2.	On Premises	$ 8,800,000	$ 250,000
3.	In Transit	$ 8,800,000	$ 250,000
4.	Forgery or Alteration	$ 8,800,000	$ 250,000
5.	Extended Forgery	$ 8,800,000	$ 250,000
6.	Counterfeit Money	$ 8,800,000	$ 250,000
7.	Threats to Person	$ NOT COVERED	$ N/A
8.	Computer System	$ 8,800,000	$ 250,000
9.	Voice Initiated Funds Transfer Instruction	$ 8,800,000	$ 250,000
10.	Uncollectible Items of Deposit	$ 500,000	$ 2,500
11.	Audit Expense	$ 25,000	$ 500

ITEM 3. THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:

1-13

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.

Secretary

President

Countersigned by September 8, 2016

Authorized Representative

The COMPANY, in consideration of payment of the required premium, and in reliance on the APPLICATION and all other statements made and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this Bond and to all other terms and conditions of this Bond, agrees to pay the ASSURED for:

Insuring Clauses

Employee

1. Loss resulting directly from **Larceny** or **Embezzlement** committed by any **Employee**, alone or in collusion with others.

On Premises

2. Loss of **Property** resulting directly from robbery, burglary, false pretenses, common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage, destruction or removal, from the possession, custody or control of the ASSURED, while such **Property** is lodged or deposited at premises located anywhere.

In Transit

3. Loss of **Property** resulting directly from common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage or destruction, while the **Property** is in transit anywhere:

   a. in an armored motor vehicle, including loading and unloading thereof,

   b. in the custody of a natural person acting as a messenger of the ASSURED, or

   c. in the custody of a **Transportation Company** and being transported in a conveyance other than an armored motor vehicle provided, however, that covered **Property** transported in such manner is limited to the following:

      (1) written records,

      (2) securities issued in registered form, which are not endorsed or are restrictively endorsed, or

      (3) negotiable instruments not payable to bearer, which are not endorsed or are restrictively endorsed.

   Coverage under this INSURING CLAUSE begins immediately on the receipt of such **Property** by the natural person or **Transportation Company** and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.

Insuring Clauses
(continued)

Forgery Or Alteration

4. Loss resulting directly from:

   a. **Forgery** on, or fraudulent material alteration of, any bills of exchange, checks, drafts, acceptances, certificates of deposits, promissory notes, due bills, money orders, orders upon public treasuries, letters of credit, other written promises, orders or directions to pay sums certain in money, or receipts for the withdrawal of **Property**, or

   b. transferring, paying or delivering any funds or other **Property**, or establishing any credit or giving any value in reliance on any written instructions, advices or applications directed to the ASSURED authorizing or acknowledging the transfer, payment, delivery or receipt of funds or other **Property**, which instructions, advices or applications fraudulently purport to bear the handwritten signature of any customer of the ASSURED, or shareholder or subscriber to shares of an **Investment Company**, or of any financial institution or **Employee** but which instructions, advices or applications either bear a **Forgery** or have been fraudulently materially altered without the knowledge and consent of such customer, shareholder, subscriber, financial institution or **Employee**;

   excluding, however, under this INSURING CLAUSE any loss covered under INSURING CLAUSE 5. of this Bond, whether or not coverage for INSURING CLAUSE 5. is provided for in the DECLARATIONS of this Bond.

   For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

Extended Forgery

5. Loss resulting directly from the ASSURED having, in good faith, and in the ordinary course of business, for its own account or the account of others in any capacity:

   a. acquired, accepted or received, sold or delivered, or given value, extended credit or assumed liability, in reliance on any original **Securities, documents or other written instruments** which prove to:

      (1) bear a **Forgery** or a fraudulently material alteration,

      (2) have been lost or stolen, or

      (3) be **Counterfeit**, or

   b. guaranteed in writing or witnessed any signatures on any transfer, assignment, bill of sale, power of attorney, guarantee, endorsement or other obligation upon or in connection with any **Securities, documents or other written instruments**.

   Actual physical possession, and continued actual physical possession if taken as collateral, of such **Securities, documents or other written instruments** by an **Employee, Custodian**, or a Federal or State chartered deposit institution of the ASSURED is a condition precedent to the ASSURED having relied on such items. Release or return of such collateral is an acknowledgment by the ASSURED that it no longer relies on such collateral.

Insuring Clauses

Extended Forgery (continued)

For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

Counterfeit Money

6. Loss resulting directly from the receipt by the ASSURED in good faith of any **Counterfeit** money.

Threats To Person

7. Loss resulting directly from surrender of **Property** away from an office of the ASSURED as a result of a threat communicated to the ASSURED to do bodily harm to an **Employee** as defined in SECTION 1.e. (1), (2) and (5), a **Relative** or invitee of such **Employee**, or a resident of the household of such **Employee**, who is, or allegedly is, being held captive provided, however, that prior to the surrender of such **Property**:

   a. the **Employee** who receives the threat has made a reasonable effort to notify an officer of the ASSURED who is not involved in such threat, and

   b. the ASSURED has made a reasonable effort to notify the Federal Bureau of Investigation and local law enforcement authorities concerning such threat.

   It is agreed that for purposes of this INSURING CLAUSE, any **Employee** of the ASSURED, as set forth in the preceding paragraph, shall be deemed to be an ASSURED hereunder, but only with respect to the surrender of money, securities and other tangible personal property in which such **Employee** has a legal or equitable interest.

Computer System

8. Loss resulting directly from fraudulent:

   a. entries of data into, or

   b. changes of data elements or programs within,

   a **Computer System**, provided the fraudulent entry or change causes:

      (1) funds or other property to be transferred, paid or delivered,

      (2) an account of the ASSURED or of its customer to be added, deleted, debited or credited, or

      (3) an unauthorized account or a fictitious account to be debited or credited.

Insuring Clauses
(continued)

Voice Initiated Funds Transfer Instruction

9. Loss resulting directly from **Voice Initiated Funds Transfer Instruction** directed to the ASSURED authorizing the transfer of dividends or redemption proceeds of **Investment Company** shares from a **Customer's** account, provided such **Voice Initiated Funds Transfer Instruction** was:

   a. received at the ASSURED'S offices by those **Employees** of the ASSURED specifically authorized to receive the **Voice Initiated Funds Transfer Instruction**,

   b. made by a person purporting to be a **Customer**, and

   c. made by said person for the purpose of causing the ASSURED or **Customer** to sustain a loss or making an improper personal financial gain for such person or any other person.

   In order for coverage to apply under this INSURING CLAUSE, all **Voice Initiated Funds Transfer Instructions** must be received and processed in accordance with the Designated Procedures outlined in the APPLICATION furnished to the COMPANY.

Uncollectible Items of Deposit

10. Loss resulting directly from the ASSURED having credited an account of a customer, shareholder or subscriber on the faith of any **Items of Deposit** which prove to be uncollectible, provided that the crediting of such account causes:

    a. redemptions or withdrawals to be permitted,

    b. shares to be issued, or

    c. dividends to be paid,

    from an account of an **Investment Company**.

    In order for coverage to apply under this INSURING CLAUSE, the ASSURED must hold **Items of Deposit** for the minimum number of days stated in the APPLICATION before permitting any redemptions or withdrawals, issuing any shares or paying any dividends with respect to such **Items of Deposit**.

    Items of Deposit shall not be deemed uncollectible until the ASSURED'S standard collection procedures have failed.

Audit Expense

11. Expense incurred by the ASSURED for that part of the cost of audits or examinations required by any governmental regulatory authority or self-regulatory organization to be conducted by such authority, organization or their appointee by reason of the discovery of loss sustained by the ASSURED and covered by this Bond.

General Agreements

Additional Companies Included As Assured

A. If more than one corporation, or **Investment Company**, or any combination of them is included as the ASSURED herein:

(1) The total liability of the COMPANY under this Bond for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the COMPANY would be liable under this Bond if all such loss were sustained by any one of them.

(2) Only the first named ASSURED shall be deemed to be the sole agent of the others for all purposes under this Bond, including but not limited to the giving or receiving of any notice or proof required to be given and for the purpose of effecting or accepting any amendments to or termination of this Bond. The COMPANY shall furnish each **Investment Company** with a copy of the Bond and with any amendment thereto, together with a copy of each formal filing of claim by any other named ASSURED and notification of the terms of the settlement of each such claim prior to the execution of such settlement.

(3) The COMPANY shall not be responsible for the proper application of any payment made hereunder to the first named ASSURED.

(4) Knowledge possessed or discovery made by any partner, director, trustee, officer or supervisory employee of any ASSURED shall constitute knowledge or discovery by all the ASSUREDS for the purposes of this Bond.

(5) If the first named ASSURED ceases for any reason to be covered under this Bond, then the ASSURED next named on the APPLICATION shall thereafter be considered as the first named ASSURED for the purposes of this Bond.

Representation Made By Assured

B. The ASSURED represents that all information it has furnished in the APPLICATION for this Bond or otherwise is complete, true and correct. Such APPLICATION and other information constitute part of this Bond.

The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this Bond.

Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the APPLICATION or otherwise, shall be grounds for recision of this Bond.

Additional Offices Or Employees - Consolidation, Merger Or Purchase Or Acquisition Of Assets Or Liabilities - Notice To Company

C. If the ASSURED, other than an **Investment Company**, while this Bond is in force, merges or consolidates with, or purchases or acquires assets or liabilities of another institution, the ASSURED shall not have the coverage afforded under this Bond for loss which has:

(1) occurred or will occur on premises, or

(2) been caused or will be caused by an employee, or

(3) arisen or will arise out of the assets or liabilities,

of such institution, unless the ASSURED:

a. gives the COMPANY written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action, and

b. obtains the written consent of the COMPANY to extend some or all of the coverage provided by this Bond to such additional exposure, and

c. on obtaining such consent, pays to the COMPANY an additional premium.

Change Of Control - Notice To Company

D. When the ASSURED learns of a change in control (other than in an **Investment Company**), as set forth in Section 2(a) (9) of the Investment Company Act of 1940, the ASSURED shall within sixty (60) days give written notice to the COMPANY setting forth:

(1) the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name),

(2) the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

(3) the total number of outstanding voting securities.

Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective on the date of such change in control.

Court Costs And Attorneys' Fees

E. The COMPANY will indemnify the ASSURED for court costs and reasonable attorneys' fees incurred and paid by the ASSURED in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled, of any claim, suit or legal proceeding with respect to which the ASSURED would be entitled to recovery under this Bond. However, with respect to INSURING CLAUSE 1., this Section shall only apply in the event that:

(1) an **Employee** admits to being guilty of **Larceny or Embezzlement**,

(2) an **Employee** is adjudicated to be guilty of **Larceny or Embezzlement**, or

General Agreements

Court Costs And Attorneys' Fees (continued)

(3) in the absence of 1 or 2 above, an arbitration panel agrees, after a review of an agreed statement of facts between the COMPANY and the ASSURED, that an **Employee** would be found guilty of **Larceny or Embezzlement** if such **Employee** were prosecuted.

The ASSURED shall promptly give notice to the COMPANY of any such suit or legal proceeding and at the request of the COMPANY shall furnish copies of all pleadings and pertinent papers to the COMPANY. The COMPANY may, at its sole option, elect to conduct the defense of all or part of such legal proceeding. The defense by the COMPANY shall be in the name of the ASSURED through attorneys selected by the COMPANY. The ASSURED shall provide all reasonable information and assistance as required by the COMPANY for such defense.

If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY nor judgment against the ASSURED shall determine the existence, extent or amount of coverage under this Bond.

If the amount demanded in any such suit or legal proceeding is within the DEDUCTIBLE AMOUNT, if any, the COMPANY shall have no liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceeding.

If the amount demanded in any such suit or legal proceeding is in excess of the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings is limited to the proportion of such court costs and attorney's fees incurred that the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE bears to the total of the amount demanded in such suit or legal proceeding.

If the amount demanded is any such suit or legal proceeding is in excess of the DEDUCTIBLE AMOUNT, if any, but within the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings shall be limited to the proportion of such court costs or attorney's fees that the amount demanded that would be payable under this Bond after application of the DEDUCTIBLE AMOUNT, bears to the total amount demanded.

Amounts paid by the COMPANY for court costs and attorneys' fees shall be in addition to the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS.

Conditions and Limitations

Definitions

1. As used in this Bond:

   a. **Computer System** means a computer and all input, output, processing, storage, off-line media libraries, and communication facilities which are connected to the computer and which are under the control and supervision of the operating system(s) or application(s) software used by the ASSURED.

   b. **Counterfeit** means an imitation of an actual valid original which is intended to deceive and be taken as the original.

   c. **Custodian** means the institution designated by an **Investment Company** to maintain possession and control of its assets.

   d. **Customer** means an individual, corporate, partnership, trust customer, shareholder or subscriber of an **Investment Company** which has a written agreement with the ASSURED for **Voice Initiated Funds Transfer Instruction**.

   e. **Employee** means:

      (1) an officer of the ASSURED,

      (2) a natural person while in the regular service of the ASSURED at any of the ASSURED'S premises and compensated directly by the ASSURED through its payroll system and subject to the United States Internal Revenue Service Form W-2 or equivalent income reporting plans of other countries, and whom the ASSURED has the right to control and direct both as to the result to be accomplished and details and means by which such result is accomplished in the performance of such service,

      (3) a guest student pursuing studies or performing duties in any of the ASSURED'S premises,

      (4) an attorney retained by the ASSURED and an employee of such attorney while either is performing legal services for the ASSURED,

      (5) a natural person provided by an employment contractor to perform employee duties for the ASSURED under the ASSURED'S supervision at any of the ASSURED'S premises,

      (6) an employee of an institution merged or consolidated with the ASSURED prior to the effective date of this Bond,

      (7) a director or trustee of the ASSURED, but only while performing acts within the scope of the customary and usual duties of any officer or other employee of the ASSURED or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to **Property** of the ASSURED, or

Conditions and Limitations

Definitions (continued)

(8) each natural person, partnership or corporation authorized by written agreement with the ASSURED to perform services as electronic data processor of checks or other accounting records related to such checks but only while such person, partnership or corporation is actually performing such services and not:

a. creating, preparing, modifying or maintaining the ASSURED'S computer software or programs, or

b. acting as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the ASSURED,

(9) any partner, officer or employee of an investment advisor, an underwriter (distributor), a transfer agent or shareholder accounting recordkeeper, or an administrator, for an **Investment Company** while performing acts coming within the scope of the customary and usual duties of an officer or employee of an **Investment Company** or acting as a member of any committee duly elected or appointed to examine, audit or have custody of or access to **Property** of **an Investment Company**.

The term **Employee** shall not include any partner, officer or employee of a transfer agent, shareholder accounting recordkeeper or administrator:

a. which is not an "affiliated person" (as defined in Section 2(a) of the Investment Company Act of 1940) of an **Investment Company** or of the investment advisor or underwriter (distributor) of such **Investment Company**, or

b. which is a "bank" (as defined in Section 2(a) of the Investment Company Act of 1940).

This Bond does not afford coverage in favor of the employers of persons as set forth in e. (4), (5) and (8) above, and upon payment to the ASSURED by the COMPANY resulting directly from **Larceny or Embezzlement** committed by any of the partners, officers or employees of such employers, whether acting alone or in collusion with others, an assignment of such of the ASSURED'S rights and causes of action as it may have against such employers by reason of such acts so committed shall, to the extent of such payment, be given by the ASSURED to the COMPANY, and the ASSURED shall execute all papers necessary to secure to the COMPANY the rights provided for herein.

Each employer of persons as set forth in e.(4), (5) and (8) above and the partners, officers and other employees of such employers shall collectively be deemed to be one person for all the purposes of this Bond; excepting, however, the fifth paragraph of Section 13.

Independent contractors not specified in e.(4), (5) or (8) above, intermediaries, agents, brokers or other representatives of the same general character shall not be considered **Employees**.

Conditions and Limitations

Definitions (continued)

f. **Forgery** means the signing of the name of another natural person with the intent to deceive but does not mean a signature which consists in whole or in part of one's own name, with or without authority, in any capacity for any purpose.

g. **Investment Company** means any investment company registered under the Investment Company Act of 1940 and listed under the NAME OF ASSURED on the DECLARATIONS.

h. **Items of Deposit** means one or more checks or drafts drawn upon a financial institution in the United States of America.

i. **Larceny or Embezzlement** means larceny or embezzlement as defined in Section 37 of the Investment Company Act of 1940.

j. **Property** means money, revenue and other stamps; securities; including any note, stock, treasury stock, bond, debenture, evidence of indebtedness, certificate of deposit, certificate of interest or participation in any profit-sharing agreement, collateral trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any interest or instruments commonly known as a security under the Investment Company Act of 1940, any other certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase any of the foregoing; bills of exchange; acceptances; checks; withdrawal orders; money orders; travelers' letters of credit; bills of lading; abstracts of title; insurance policies, deeds, mortgages on real estate and/or upon chattels and interests therein; assignments of such policies, deeds or mortgages; other valuable papers, including books of accounts and other records used by the ASSURED in the conduct of its business (but excluding all electronic data processing records); and, all other instruments similar to or in the nature of the foregoing in which the ASSURED acquired an interest at the time of the ASSURED'S consolidation or merger with, or purchase of the principal assets of, a predecessor or which are held by the ASSURED for any purpose or in any capacity and whether so held gratuitously or not and whether or not the ASSURED is liable therefor.

k. **Relative** means the spouse of an **Employee** or partner of the ASSURED and any unmarried child supported wholly by, or living in the home of, such **Employee** or partner and being related to them by blood, marriage or legal guardianship.

l. **Securities, documents or other written instruments** means original (including original counterparts) negotiable or non-negotiable instruments, or assignments thereof, which in and of themselves represent an equitable interest, ownership, or debt and which are in the ordinary course of business transferable by delivery of such instruments with any necessary endorsements or assignments.

Conditions and Limitations

Definitions (continued)

m. **Subsidiary** means any organization that, at the inception date of this Bond, is named in the APPLICATION or is created during the BOND PERIOD and of which more than fifty percent (50%) of the outstanding securities or voting rights representing the present right to vote for election of directors is owned or controlled by the ASSURED either directly or through one or more of its subsidiaries.

n. **Transportation Company** means any organization which provides its own or its leased vehicles for transportation or which provides freight forwarding or air express services.

o. **Voice Initiated Election** means any election concerning dividend options available to **Investment Company** shareholders or subscribers which is requested by voice over the telephone.

p. **Voice Initiated Redemption** means any redemption of shares issued by an **Investment Company** which is requested by voice over the telephone.

q. **Voice Initiated Funds Transfer Instruction** means any **Voice Initiated Redemption** or **Voice Initiated Election**.

For the purposes of these definitions, the singular includes the plural and the plural includes the singular, unless otherwise indicated.

General Exclusions - Applicable to All Insuring Clauses

2. **This bond does not directly or indirectly cover:**

a. loss not reported to the COMPANY in writing within sixty (60) days after termination of this Bond as an entirety;

b. loss due to riot or civil commotion outside the United States of America and Canada, or any loss due to military, naval or usurped power, war or insurrection. This Section 2.b., however, shall not apply to loss which occurs in transit in the circumstances recited in INSURING CLAUSE 3., provided that when such transit was initiated there was no knowledge on the part of any person acting for the ASSURED of such riot, civil commotion, military, naval or usurped power, war or insurrection;

c. loss resulting from the effects of nuclear fission or fusion or radioactivity;

d. loss of potential income including, but not limited to, interest and dividends not realized by the ASSURED or by any customer of the ASSURED;

e. damages of any type for which the ASSURED is legally liable, except compensatory damages, but not multiples thereof, arising from a loss covered under this Bond;

f. costs, fees and expenses incurred by the ASSURED in establishing the existence of or amount of loss under this Bond, except to the extent covered under INSURING CLAUSE 11.;

g. loss resulting from indirect or consequential loss of any nature;

Conditions and Limitations

General Exclusions - Applicable to All Insuring Clauses (continued)

h. loss resulting from dishonest acts by any member of the Board of Directors or Board of Trustees of the ASSURED who is not an **Employee**, acting alone or in collusion with others;

i. loss, or that part of any loss, resulting solely from any violation by the ASSURED or by any **Employee**:

(1) of any law regulating:

a. the issuance, purchase or sale of securities,

b. securities transactions on security or commodity exchanges or the over the counter market,

c. investment companies,

d. investment advisors, or

(2) of any rule or regulation made pursuant to any such law; or

j. loss of confidential information, material or data;

k. loss resulting from voice requests or instructions received over the telephone, provided however, this Section 2.k. shall not apply to INSURING CLAUSE 7. or 9.

Specific Exclusions - Applicable To All Insuring Clauses Except Insuring Clause 1.

3. **This Bond does not directly or indirectly cover:**

a. loss caused by an **Employee**, provided, however, this Section 3.a. shall not apply to loss covered under INSURING CLAUSE 2. or 3. which results directly from misplacement, mysterious unexplainable disappearance, or damage or destruction of **Property**;

b. loss through the surrender of property away from premises of the ASSURED as a result of a threat:

(1) to do bodily harm to any natural person, except loss of **Property** in transit in the custody of any person acting as messenger of the ASSURED, provided that when such transit was initiated there was no knowledge by the ASSURED of any such threat, and provided further that this Section 3.b. shall not apply to INSURING CLAUSE 7., or

(2) to do damage to the premises or **Property** of the ASSURED;

c. loss resulting from payments made or withdrawals from any account involving erroneous credits to such account;

d. loss involving **Items of Deposit** which are not finally paid for any reason provided however, that this Section 3.d. shall not apply to INSURING CLAUSE 10.;

e. loss of property while in the mail;

Conditions and Limitations

Specific Exclusions - Applicable To All Insuring Clauses Except Insuring Clause 1.
(continued)

f. loss resulting from the failure for any reason of a financial or depository institution, its receiver or other liquidator to pay or deliver funds or other **Property** to the ASSURED provided further that this Section 3.f. shall not apply to loss of **Property** resulting directly from robbery, burglary, misplacement, mysterious unexplainable disappearance, damage, destruction or removal from the possession, custody or control of the ASSURED.

g. loss of **Property** while in the custody of a **Transportation Company**, provided however, that this Section 3.g. shall not apply to INSURING CLAUSE 3.;

h. loss resulting from entries or changes made by a natural person with authorized access to a **Computer System** who acts in good faith on instructions, unless such instructions are given to that person by a software contractor or its partner, officer, or employee authorized by the ASSURED to design, develop, prepare, supply, service, write or implement programs for the ASSURED's **Computer System**; or

i. loss resulting directly or indirectly from the input of data into a **Computer System** terminal, either on the premises of the customer of the ASSURED or under the control of such a customer, by a customer or other person who had authorized access to the customer's authentication mechanism.

Specific Exclusions - Applicable To All Insuring Clauses Except Insuring Clauses 1., 4., And 5.

4. **This bond does not directly or indirectly cover:**

a. loss resulting from the complete or partial non-payment of or default on any loan whether such loan was procured in good faith or through trick, artifice, fraud or false pretenses; provided, however, this Section 4.a. shall not apply to INSURING CLAUSE 8.;

b. loss resulting from forgery or any alteration;

c. loss involving a counterfeit provided, however, this Section 4.c. shall not apply to INSURING CLAUSE 5. or 6.

Limit Of Liability/Non-Reduction And Non-Accumulation Of Liability

5. At all times prior to termination of this Bond, this Bond shall continue in force for the limit stated in the applicable sections of ITEM 2. of the DECLARATIONS, notwithstanding any previous loss for which the COMPANY may have paid or be liable to pay under this Bond provided, however, that the liability of the COMPANY under this Bond with respect to all loss resulting from:

a. any one act of burglary, robbery or hold-up, or attempt thereat, in which no **Employee** is concerned or implicated, or

b. any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of **Property**, or

c. all acts, other than those specified in a. above, of any one person, or

Conditions and Limitations

Limit Of Liability/Non-Reduction And Non-Accumulation Of Liability (continued)

d. any one casualty or event other than those specified in a., b., or c. above,

shall be deemed to be one loss and shall be limited to the applicable LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS of this Bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

All acts, as specified in c. above, of any one person which

i. directly or indirectly aid in any way wrongful acts of any other person or persons, or

ii. permit the continuation of wrongful acts of any other person or persons

whether such acts are committed with or without the knowledge of the wrongful acts of the person so aided, and whether such acts are committed with or without the intent to aid such other person, shall be deemed to be one loss with the wrongful acts of all persons so aided.

Discovery

6. This Bond applies only to loss first discovered by an officer of the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of an officer of the ASSURED being aware of:

a. facts which may subsequently result in a loss of a type covered by this Bond, or

b. an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,

regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable DEDUCTIBLE AMOUNT, or the exact amount or details of loss may not then be known.

Notice To Company - Proof - Legal Proceedings Against Company

7. a. The ASSURED shall give the COMPANY notice thereof at the earliest practicable moment, not to exceed sixty (60) days after discovery of loss, in an amount that is in excess of 50% of the applicable DEDUCTIBLE AMOUNT, as stated in ITEM 2. of the DECLARATIONS.

b. The ASSURED shall furnish to the COMPANY proof of loss, duly sworn to, with full particulars within six (6) months after such discovery.

c. Securities listed in a proof of loss shall be identified by certificate or bond numbers, if issued with them.

d. Legal proceedings for the recovery of any loss under this Bond shall not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the COMPANY or after the expiration of twenty-four (24) months from the discovery of such loss.

e. This Bond affords coverage only in favor of the ASSURED. No claim, suit, action or legal proceedings shall be brought under this Bond by anyone other than the ASSURED.

Conditions and Limitations

Notice To Company - Proof - Legal Proceedings Against Company (continued)

f. Proof of loss involving **Voice Initiated Funds Transfer Instruction** shall include electronic recordings of such instructions.

Deductible Amount

8. The COMPANY shall not be liable under any INSURING CLAUSES of this Bond on account of loss unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the ASSURED, other than from any Bond or policy of insurance issued by an insurance company and covering such loss, or by the COMPANY on account thereof prior to payment by the COMPANY of such loss, shall exceed the DEDUCTIBLE AMOUNT set forth in ITEM 3. of the DECLARATIONS, and then for such excess only, but in no event for more than the applicable LIMITS OF LIABILITY stated in ITEM 2. of the DECLARATIONS.

There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any **Investment Company**.

Valuation

9. **BOOKS OF ACCOUNT OR OTHER RECORDS**

The value of any loss of **Property** consisting of books of account or other records used by the ASSURED in the conduct of its business shall be the amount paid by the ASSURED for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the ASSURED for the actual transcription or copying of data to reproduce such books of account or other records.

The value of any loss of **Property** other than books of account or other records used by the ASSURED in the conduct of its business, for which a claim is made shall be determined by the average market value of such **Property** on the business day immediately preceding discovery of such loss provided, however, that the value of any **Property** replaced by the ASSURED with the consent of the COMPANY and prior to the settlement of any claim for such **Property** shall be the actual market value at the time of replacement.

In the case of a loss of interim certificates, warrants, rights or other securities, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them shall be the market value of such privileges immediately preceding their expiration if said loss is not discovered until after their expiration. If no market price is quoted for such **Property** or for such privileges, the value shall be fixed by agreement between the parties.

OTHER PROPERTY

The value of any loss of **Property**, other than as stated above, shall be the actual cash value or the cost of repairing or replacing such **Property** with **Property** of like quality and value, whichever is less.

Conditions and Limitations
(continued)

Securities Settlement

10. In the event of a loss of securities covered under this Bond, the COMPANY may, at its sole discretion, purchase replacement securities, tender the value of the securities in money, or issue its indemnity to effect replacement securities.

The indemnity required from the ASSURED under the terms of this Section against all loss, cost or expense arising from the replacement of securities by the COMPANY'S indemnity shall be:

a. for securities having a value less than or equal to the applicable DEDUCTIBLE AMOUNT - one hundred (100%) percent;

b. for securities having a value in excess of the DEDUCTIBLE AMOUNT but within the applicable LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE AMOUNT bears to the value of the securities;

c. for securities having a value greater than the applicable LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE AMOUNT and portion in excess of the applicable LIMIT OF LIABILITY bears to the value of the securities.

The value referred to in Section 10.a., b., and c. is the value in accordance with Section 9, Valuation, regardless of the value of such securities at the time the loss under the COMPANY'S indemnity is sustained.

The COMPANY is not required to issue its indemnity for any portion of a loss of securities which is not covered by this Bond; however, the COMPANY may do so as a courtesy to the ASSURED and at its sole discretion.

The ASSURED shall pay the proportion of the Company's premium charge for the Company's indemnity as set forth in Section 10.a., b., and c. No portion of the LIMIT OF LIABILITY shall be used as payment of premium for any indemnity purchased by the ASSURED to obtain replacement securities.

Subrogation - Assignment – Recovery

11. In the event of a payment under this Bond, the COMPANY shall be subrogated to all of the ASSURED'S rights of recovery against any person or entity to the extent of such payment. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED'S rights, title and interest and causes of action against any person or entity to the extent of such payment.

Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery in the following order:

a. first, to the satisfaction of the ASSURED'S loss which would otherwise have been paid but for the fact that it is in excess of the applicable LIMIT OF LIABILITY,

b. second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED'S claim,

c. third, to the ASSURED in satisfaction of the applicable DEDUCTIBLE AMOUNT, and

Conditions and Limitations

Subrogation - Assignment – Recovery (continued)

d. fourth, to the ASSURED in satisfaction of any loss suffered by the ASSURED which was not covered under this Bond.

Recovery from reinsurance or indemnity of the COMPANY shall not be deemed a recovery under this section.

Cooperation Of Assured

12. At the COMPANY'S request and at reasonable times and places designated by the COMPANY, the ASSURED shall:

a. submit to examination by the COMPANY and subscribe to the same under oath,

b. produce for the COMPANY'S examination all pertinent records, and

c. cooperate with the COMPANY in all matters pertaining to the loss.

The ASSURED shall execute all papers and render assistance to secure to the COMPANY the rights and causes of action provided for under this Bond. The ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination

13. If the Bond is for a sole ASSURED, it shall not be terminated unless written notice shall have been given by the acting party to the affected party and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.

If the Bond is for a joint ASSURED, it shall not be terminated unless written notice shall have been given by the acting party to the affected party, and by the COMPANY to all ASSURED **Investment Companies** and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.

This Bond will terminate as to any one ASSURED, other than an **Investment Company**:

a. immediately on the taking over of such ASSURED by a receiver or other liquidator or by State or Federal officials, or

b. immediately on the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the ASSURED, or assignment for the benefit of creditors of the ASSURED, or

c. immediately upon such ASSURED ceasing to exist, whether through merger into another entity, disposition of all of its assets or otherwise.

The COMPANY shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the ASSURED or pro rata if terminated for any other reason.

Conditions and Limitations

Termination (continued)

If any partner, director, trustee, or officer or supervisory employee of an ASSURED not acting in collusion with an **Employee** learns of any dishonest act committed by such **Employee** at any time, whether in the employment of the ASSURED or otherwise, whether or not such act is of the type covered under this Bond, and whether against the ASSURED or any other person or entity, the ASSURED:

a. shall immediately remove such **Employee** from a position that would enable such **Employee** to cause the ASSURED to suffer a loss covered by this Bond; and

b. within forty-eight (48) hours of learning that an **Employee** has committed any dishonest act, shall notify the COMPANY, of such action and provide full particulars of such dishonest act.

The COMPANY may terminate coverage as respects any **Employee** sixty (60) days after written notice is received by each ASSURED **Investment Company** and the Securities and Exchange Commission, Washington, D.C. of its desire to terminate this Bond as to such **Employee**.

Other Insurance

14. Coverage under this Bond shall apply only as excess over any valid and collectible insurance, indemnity or suretyship obtained by or on behalf of:

a. the ASSURED,

b. a **Transportation Company**, or

c. another entity on whose premises the loss occurred or which employed the person causing the loss or engaged the messenger conveying the **Property** involved.

Conformity

15. If any limitation within this Bond is prohibited by any law controlling this Bond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

Change or Modification

16. This Bond or any instrument amending or affecting this Bond may not be changed or modified orally. No change in or modification of this Bond shall be effective except when made by written endorsement to this Bond signed by an authorized representative of the COMPANY.

If this Bond is for a sole ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to the Securities and Exchange Commission, Washington, D.C., by the acting party.

Conditions And Limitations

Change or Modification (continued)

If this Bond is for a joint ASSURED, no charge or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to all insured **Investment Companies** and to the Securities and Exchange Commission, Washington, D.C., by the COMPANY.

FEDERAL INSURANCE COMPANY

Endorsement No: 1

Bond Number: 82209617

NAME OF ASSURED: FIDELITY SELECT PORTFOLIOS

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

FIDELITY SELECT PORTFOLIOS
VARIABLE INSURANCE PRODUCTS FUND IV
FIDELITY ADVISOR SERIES VII
FIDELITY COVINGTON TRUST

This Endorsement applies to loss discovered after 12:01 a.m. on August 1, 2016.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: September 8, 2016

By ______________________
Authorized Representative

ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: August 1, 2016

FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 2

To be attached to and
form a part of Bond No. 82209617

Issued to: FIDELITY SELECT PORTFOLIOS

DELETING VALUATION-OTHER PROPERTY AND AMENDING CHANGE OR MODIFICATION ENDORSEMENT

In consideration of the premium charged, it is agreed that this Bond is amended as follows:

1. The paragraph titled Other Property in Section 9, Valuation, is deleted in its entirety.
2. The third paragraph in Section 16, Change or Modification, is deleted in its entirety and replaced with the following:

   If this Bond is for a joint ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to all insured **Investment Companies** and the Securities and Exchange Commission, Washington, D.C., by the COMPANY.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

FEDERAL INSURANCE COMPANY

Endorsement No: 3

Bond Number: 82209617

NAME OF ASSURED: FIDELITY SELECT PORTFOLIOS

TERMINATION-NONRENEWAL-NOTICE ENDORSEMENT

It is agreed that this Bond is amended as follows:

1. By adding to Section 13., Termination, the following:

   "Termination By The Company

   Bonds In Effect For More Than Sixty (60) Days

   If this Bond has been in effect for more than sixty (60) days, or, if this Bond is a renewal, the COMPANY may terminate by providing written notice of cancellation at least sixty (60) days before the effective date of termination for at least one of the following reasons:

   1. Nonpayment of premium;
   2. Discovery of fraud or material misrepresentation in obtaining this Bond or in the presentation of a claim thereunder;
   3. Discovery of willful or reckless acts or omissions or violation of any provision of this Bond on the part of the ASSURED which substantially and materially increases any hazard insured against, and which occurred subsequent to the inception of the current BOND PERIOD;
   4. Conviction of the ASSURED of a crime arising out of acts increasing the hazard insured against;
   5. Material change in the risk which increases the risk of loss after insurance coverage has been issued or renewed, except to the extent that the COMPANY should reasonably have foreseen the change, or contemplated the risk when the contract was written;
   6. Determination by the Commissioner that the continuation of the Bond would jeopardize a COMPANY'S solvency or would place the COMPANY in violation of the insurance laws of any state;
   7. Determination by the Commissioner that continuation of the present premium volume of the COMPANY would jeopardize the COMPANY'S policyholders, creditors or the public;
   8. Such other reasons that are approved by the Commissioner;
   9. Determination by the Commissioner that the COMPANY no longer has adequate reinsurance to meet the ASSUREDS needs;
   10. Substantial breaches of contractual duties, conditions or warranties; or
   11. Unfavorable underwriting facts, specific to the ASSURED, existing that were not present at the inception of the Bond.

Bonds In Effect Sixty (60) Days Or Less

If this Bond has been in effect for sixty (60) days or less, and it is not a renewal Bond, the COMPANY may terminate for any reason by providing written notice of termination at least sixty (60) days before the effective date of termination.

Notice Of Termination

Notice of termination under this Section shall be mailed or delivered, by certified mail, return receipt provided by the United States Postal Service, to the ASSURED and to the authorized agent or broker, if any, at least sixty (60) days prior to the effective date of cancellation at the address shown on the DECLARATIONS of this Bond.

If this Bond is cancelled for nonpayment of premium, the COMPANY will mail or deliver, by certified mail, return receipt provided by the United States Postal Service, a written notice at least thirty (30) days before the effective date of cancellation. The cancellation notice shall contain information regarding the amount of premium due and the due date, and shall state the effect of nonpayment by the due date. Cancellation shall not be effective if payment of the amount due is made prior to the effective date of cancellation.

All notice of cancellation shall state the reason(s) for cancellation.

There is no liability on the part of, and no cause of action of any nature shall arise against, the COMPANY, its authorized representatives, its employees, or any firm, person or corporation furnishing to the COMPANY, information relating to the reasons for cancellation or nonrenewal, for any statement made by them in complying or enabling the COMPANY to comply with this Section, for the provision of information pertaining thereto, or for statements made or evidence submitted at any hearings conducted in connection therewith, if such information was provided in good faith and without malice.

Notice Of Nonrenewal

If the COMPANY elects not to renew this Bond, the COMPANY shall mail or deliver written notice, by certified mail, return receipt, provided by the United States Postal Service, to the ASSURED, at his last known address, at least sixty (60) days before the expiration date or before the anniversary date, if this Bond has been written for a term of more than one (1) year. Such notice shall also be mailed to the ASSURED'S agent or broker, if any.

Such notice shall contain all of the following:

a. Bond Number:

b. Date of Notice;

c. Reason for Cancellation;

d. Expiration Date of the Bond;

e. Effective Date and Hour of Cancellation.

Notice of nonrenewal shall not be required if the COMPANY or a COMPANY within the same insurance group has offered to issue a renewal Bond, the ASSURED has obtained replacement coverage or has agreed in writing to obtain replacement coverage, the ASSURED has requested or agreed to nonrenewal, or the Bond is expressly designated as nonrenewable.

Return Premium Calculations

Any unearned premiums which have been paid by the ASSURED shall be refunded to the ASSURED on a pro rata basis if terminated by the COMPANY or the ASSURED. The unearned premiums shall be refunded to the ASSURED within forty-five (45) days of receipt of the request for cancellation or the effective date of cancellation, whichever is later.

Conditional Renewal

If the COMPANY offers or purports to renew the Bond, but on less favorable terms or at higher rates, the new terms or higher premiums may take effect on the renewal date, if the COMPANY mails or delivers by certified mail, return receipt provided by the United States Postal Service, to the ASSURED, notice of the new terms or premiums at least sixty (60) days prior to the renewal date. If the COMPANY notifies the ASSURED within sixty (60) days prior to the renewal date, the new terms or premiums do not take effect until sixty (60) days after the notice is mailed or delivered, in which case, the ASSURED may elect to cancel the renewal Bond within the sixty (60) day period. If the COMPANY does not notify the ASSURED of the new terms or premiums, the COMPANY shall continue the Bond at the expiring terms and premiums until notice is given or until the effective date of replacement coverage is obtained by the ASSURED, whichever occurs first."

2. It is further understood and agreed that for the purposes of Section 13., Termination, any occurrence listed in this Section shall be considered to be a request by the ASSURED to immediately terminate this Bond.

This Endorsement applies to loss discovered after 12:01 a.m. on August 1, 2016.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: September 8, 2016

By ______________________
Authorized Representative

ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: August 1, 2016

FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 4

To be attached to and
form a part of Policy No. 82209617

Issued to: FIDELITY SELECT PORTFOLIOS

COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other similar laws or regulations prohibit the coverage provided by this insurance.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: August 1, 2016

FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 5

To be attached to and
form a part of Policy No. 82209617

Issued to: FIDELITY SELECT PORTFOLIOS

AMEND COOPERATION OF ASSURED ENDORSEMENT

In consideration of the premium charged, it is agreed that Section 12., Cooperation of Assured, of the Conditions and Limitations of this Bond is deleted and replaced with the following:

At the COMPANY'S request and at reasonable times and places designated by the COMPANY, the ASSURED shall:

a. submit to examination by the COMPANY and subscribe to the same under oath,

b. produce for the COMPANY'S examination all pertinent records, and

c. cooperate with the COMPANY in all matters pertaining to the loss.

The ASSURED shall execute all papers and render all assistance reasonably necessary to secure to the COMPANY the rights and causes of action provided for under this Bond. The ASSURED shall do nothing after loss to prejudice such rights or causes of action.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: August 1, 2016

FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 6

To be attached to and
form a part of Policy No. 82209617

Issued to: FIDELITY SELECT PORTFOLIOS

AMEND DISCOVERY ENDORSEMENT

In consideration of the premium charged, it is agreed that the first full paragraph of Section 6., Discovery, of this Bond is deleted and replaced with the following:

> This Bond applies only to loss first discovered by the President, CFO or Chief Legal Officer of the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of the President, CFO or Chief Legal Officer of the ASSURED being aware of:

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: August 1, 2016

FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 7

To be attached to and
form a part of Policy No. 82209617

Issued to: FIDELITY SELECT PORTFOLIOS

AMEND COURT COSTS AND ATTORNEYS' FEES ENDORSEMENT

In consideration of the premium charged, it is agreed that Section E., *Court Costs And Attorneys' Fees*, of the General Agreements, is deleted in its entirety and replaced with the following:

E. The COMPANY will indemnify the ASSURED for court costs and reasonable attorneys' fees incurred and paid by the ASSURED in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled, of any claim, suit or legal proceeding with respect to which the ASSURED would be entitled to recovery under this Bond. However, with respect to INSURING CLAUSE 1., this Section shall only apply in the event that:

(1) an **Employee** admits to being guilty of **Larceny or Embezzlement**,

(2) an **Employee** is adjudicated to be guilty of **Larceny or Embezzlement**, or

(3) in the absence of 1 or 2 above, an arbitration panel agrees, after a review of an agreed statement of facts between the COMPANY and the ASSURED, that an **Employee** would be found guilty of **Larceny or Embezzlement** if such **Employee** were prosecuted.

The ASSURED shall promptly give notice to the COMPANY of any such suit or legal proceeding and at the request of the COMPANY shall furnish copies of all pleadings and pertinent papers to the COMPANY. The COMPANY may, at its sole option, with the consent of the ASSURED, such consent not to be unreasonably withheld, elect to conduct the defense of all or part of such legal proceeding. The defense by the COMPANY shall be in the name of the ASSURED through attorneys selected by the COMPANY but with the consent of the ASSURED, such consent not to be unreasonably withheld. The ASSURED shall provide all reasonable information and assistance as required by the COMPANY for such defense.

If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY nor judgment against the ASSURED shall determine the existence, extent or amount of coverage under this Bond such consent not to be unreasonably withheld or delayed.

If the amount demanded in any such suit or legal proceeding is within the DEDUCTIBLE AMOUNT, if any, the COMPANY shall have no liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceeding.

If the amount demanded in any such suit or legal proceeding is in excess of the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings is limited to the proportion of such court costs and attorney's fees incurred that the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE bears to the total of the amount demanded in such suit or legal proceeding.

If the amount demanded in any such suit or legal proceeding is in excess of the DEDUCTIBLE AMOUNT, if any, but within the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings shall be limited to the proportion of such court costs or attorney's fees that the amount demanded that would be payable under this Bond after application of the DEDUCTIBLE AMOUNT, bears to the total amount demanded.

Amounts paid by the COMPANY for court costs and attorneys' fees shall be in addition to the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: August 1, 2016

FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 8

To be attached to and
form a part of Policy No. 82209617

Issued to: FIDELITY SELECT PORTFOLIOS

AMEND GENERAL AGREEMENT C ENDORSEMENT

In consideration of the premium charged, it is agreed that this bond is amended by deleting paragraphs b. and c. of General Agreement C, Additional Offices Or Employees - Consolidation, Merger Or Purchase Or Acquisition Of Assets Or Liabilities - Notice To Company, and replacing it with the following:

b. obtains the written consent of the COMPANY to extend some or all of the coverage provided by this Bond to such additional exposure, such consent not to be unreasonably withheld or delayed, and

c. on obtaining such consent, pays to the COMPANY a reasonable additional premium.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: August 1, 2016

FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 9

To be attached to and
form a part of Policy No. 82209617

Issued to: FIDELITY SELECT PORTFOLIOS

AMEND NOTICE TO COMPANY ENDORSEMENT

In consideration of the premium charged, it is agreed that Section 7., Notice to Company – Proof – Legal Proceedings Against Company, of the Conditions and Limitations, paragraph a. is deleted and replaced with the following:

a. The ASSURED shall give the COMPANY notice thereof as soon as practicable, not to exceed sixty (60) days after discovery of a loss, in an amount that is in excess of 50% of the applicable DEDUCTIBLE AMOUNT, as stated in ITEM 2. of the DECLARATIONS

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: August 1, 2016

FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 10

To be attached to and
form a part of Policy No. 82209617

Issued to: FIDELITY SELECT PORTFOLIOS

AMEND ON PREMISES INSURING CLAUSE ENDORSEMENT

In consideration of the premium charged, it is agreed that this Bond is amended by deleting Insuring Clause 2., On Premises, and replacing it with the following:

> Loss of **Property** resulting directly from robbery, burglary, false pretenses, common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage, destruction or removal, from the possession, custody or control of the ASSURED, while such **Property** is lodged, deposited, or held for safekeeping at premises located anywhere, including insurance companies or sureties holding collateral in which the ASSURED has an interest.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: August 1, 2016

FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 11

To be attached to and
form a part of Policy No. 82209617

Issued to: FIDELITY SELECT PORTFOLIOS

AMEND IN TRANSIT INSURING CLAUSE ENDORSEMENT

In consideration of the premium charged, it is agreed that this Bond is amended by deleting Insuring Clause 3., In Transit, and replacing it with the following:

Loss of **Property** resulting directly from robbery, common law or statutory larceny, misplacement, mysterious unexplainable disappearance, being lost or made away with, damage or destruction, while the **Property** is in transit anywhere:

a. an armored motor vehicle, including loading and unloading thereof,

b. in the custody of a natural person acting as a messenger of the ASSURED, or

c. in the custody of a **Transportation Company** and being transported in a conveyance other than an armored motor vehicle provided, however, that covered **Property** transported in such manner is limited to the following:

(1) written or electronic records

(2) securities issued in registered form, which are not endorsed or are restrictively endorsed, or

(3) negotiable instruments not payable to bearer, which are not endorsed or are restrictively endorsed.

Coverage under this INSURING CLAUSE begins immediately on the receipt of such **Property** by the natural person or **Transportation Company** and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: August 1, 2016

FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 12

To be attached to and
form a part of Policy No. 82209617

Issued to: FIDELITY SELECT PORTFOLIOS

AMEND ADDITIONAL COMPANIES INCLUDED AS ASSURED ENDORSEMENT

In consideration of the premium charged, it is agreed that paragraph (4) of General Agreement A., Additional Companies Included As Assured, of this Bond is deleted and replaced with the following:

(4) Knowledge possessed or discovery made by the President, CFO or Chief Legal Officer of the ASSURED shall constitute knowledge or discovery by all the ASSUREDS for the purposes of this Bond.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: August 1, 2016

FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 13

To be attached to and
form a part of Bond No. 82209617

Issued to: FIDELITY SELECT PORTFOLIOS

AUTOMATIC INCREASE IN LIMITS ENDORSEMENT

In consideration of the premium charged, it is agreed that GENERAL AGREEMENTS, Section C. Additional Offices Or Employees-Consolidation, Merger Or Purchase Or Acquisition Of Assets Or Liabilities-Notice To Company, is amended by adding the following subsection:

Automatic Increase in Limits for Investment Companies

If an increase in bonding limits is required pursuant to rule 17g-1 of the Investment Company Act of 1940 ("the Act"), due to:

(i) the creation of a new **Investment Company**, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution; or

(ii) an increase in asset size of current **Investment Companies** covered under this Bond,

then the minimum required increase in limits shall take place automatically without payment of additional premium for the remainder of the BOND PERIOD.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative